SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 2, 2006
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES
INFINEON TECHNOLOGIES
ABOUT INFINEON

This Report on Form 6-K contains a press release of Infineon Technologies AG and its subsidiary Qimonda AG dated August 1, 2006, announcing the conclusion of license agreements and the settlement of all outstanding litigation with Tessera Inc., San Jose, USA.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: August 2, 2006	By:	/s/ Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

By:	/s/ Peter J. Fischl
Peter J. Fischl
Member of the Management Board and Chief Financial Officer

Infineon Technologies, Qimonda and Tessera Conclude Licensing Agreement and Settle All Existing Claims
Munich, Germany — August 1, 2006 — Infineon Technologies AG (FSE/NYSE: IFX) and its subsidiary Qimonda AG today announced the conclusion of license agreements with Tessera Inc., San Jose, USA. Infineon, Qimonda and Tessera have also agreed to settle all outstanding litigation between them.
Under the terms of the license agreement, Infineon and Qimonda are granted a license to use a portfolio of Tessera patents relating to packaging for integrated circuits. Infineon and Qimonda will pay Tessera one-time license fees of US-Dollar 10 million and US-Dollar 40 million, respectively, during the fourth quarter of the 2006 financial year. In addition, Infineon and Qimonda will pay royalties over a six year period based on the volume of products sold. The combined royalties for Infineon and Qimonda are expected to amount to approximately US-Dollar 20 million to US-Dollar 30 million in the 2007 financial year. In the remaining years in which the royalty is payable, it will increase or decrease in proportion with the volume of products sold. A predominant portion of the royalties payable to Tessera is expected to be borne by Qimonda.
The license agreement will be effective until May 2012, unless Infineon and Qimonda elect to extend the agreement for additional five years. In case of an extension, royalties will be reduced to 50 percent of the current royalty rates.

About Infineon
Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for automotive, industrial and multimarket sectors, for applications in communication, as well as memory products through its subsidiary Qimonda. With a global presence, Infineon operates through its subsidiaries in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In fiscal year 2005 (ending September), the company achieved sales of Euro 6.76 billion with about 36,400 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com. Further information on Qimonda is available at www.qimonda.com.
     This news release is available online at http://www.infineon.com/news/
For the Finance and Business Press: INFXX200607.075e

Media Relations Corporate: Worldwide Headquarters U.S.A. Asia Japan Investor Relations	Name: Günter Gaugler Agnes Toan Kaye Lim Hirotaka Shiroguchi EU/APAC/USA/CAN	Phone / Fax: +49 89 234 28481/9552397 +1 408-501-6300/2424 +65 6876 3070 / 3074 +81 3 5449 6795 / 6401 +49 89 234 26655/9552987	Email: guenter.gaugler@infineon.com agnes.toan@infineon.com kaye.lim@infineon.com hirotaka.shiroguchi@infineon.com investor.relations@infineon.com